# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UWM Holdings Corporation, CIK 0001783398
CUSIP: 91823B109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 585 South Boulevard E, Pontiac, Michigan (MI), 48341
Date of event which requires filing of this statement: 08/05/2026
Filed by CIK 0001842002
Persons authorized to receive notices and communications: Mat Ishbia, 585 South Boulevard E, Pontiac, Michigan (MI), 48341, 800-981-8898; SFS Holding Corp, 585 South Boulevard, Pontiac, Michigan (MI), 48341, 800-981-8898

## Reporting persons
- Mat Ishbia (CIK 0001841794): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,234,512; shared voting power 1,291,862,603; sole dispositive power 5,234,512; shared dispositive power 1,291,862,603; aggregate amount beneficially owned 1,297,097,115 (79.4% of the class)
  Comment: With respect to the shares disclosed in items 7, 8, 9, 10 and 11 above, please see Item 5.
- SFS Holding Corp. (CIK 0001842002): type of reporting person: corporation (CO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 0; shared voting power 1,261,862,603; sole dispositive power 0; shared dispositive power 1,261,862,603; aggregate amount beneficially owned 1,261,862,603 (78.7% of the class)
- SFS Capital Group, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 30,000,000; sole dispositive power 0; shared dispositive power 30,000,000; aggregate amount beneficially owned 30,000,000 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: UWM Holdings Corporation
Address of issuer's principal executive offices: 585 South Boulevard E, Pontiac, Michigan (MI), 48341
Comment: This Amendment No 16 (the "Amendment") to Schedule 13D is being jointly filed by Mat Ishbia and SFS Holding Corp. ("SFS Corp." and together with Mat Ishbia, collectively referred to as the "Reporting Persons") and relates to the Class A Common Stock, par value $0.0001 per share (the "Class A Stock"), of UWM Holdings Corporation, a Delaware corporation (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on February 1, 2021, as amended by Amendment No 1 filed on September 4, 2024, as amended by Amendment No 2 filed on September 18, 2024, as amended by Amendment No 3 filed on October 3, 2024, as amended by Amendment No 4 filed on October 15, 2024, as amended by Amendment No 5 filed on March 19, 2025 , as amended by Amendment No 6 filed on April 2, 2025, as amended by Amendment No 7 filed on June 17, 2025, as amended by Amendment No 8 on August 12, 2025, as amended by Amendment No 9 filed on October 6, 2025, as amended by Amendment No 10 filed on November 5, 2025, as amended by Amendment No 11 filed on December 10, 2025, as amended by Amendment No 12 filed on February 2, 2026, as amended by Amendment No 13 filed on March 5, 2026, as amended by Amendment No 14 filed on April 1, 2026, as amended by Amendment No 15 filed on April 23, 2026, and as amended by Amendment No 16 filed on August 10, 2026 (the "Schedule 13D"). The principal executive offices of the Issuer are located at 585 South Boulevard E, Pontiac, Michigan 48341. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
As a result of the Financing (as defined below), SFS Group Capital, LLC ("SFS Capital," and together with Mat Ishbia and SFS Corp., collectively referred to as the "Reporting Persons") is added as a Reporting Person to the Schedule 13D.

Mat Ishbia is the Manager of SFS Capital and indirectly controls the entity that holds 75% of the equity interest in SFS Capital. Justin Ishbia controls the entity that holds 25% of the equity interest in SFS Capital.
Residence or business address: The business address of SFS Capital is 2510 Telegraph Road, Suite L313, Bloomfield Hills, Michigan 48302.
Present principal occupation or employment: The present principal business of SFS Capital is to hold the securities of the Issuer.
Criminal convictions in the last five years: Neither SFS Capital, nor to the knowledge of SFS Capital, none of the executive officers, directors or partners of SFS Capital, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither SFS Capital, nor to the knowledge of SFS Capital, none of the executive officers, directors or partners of SFS Capital, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SFS Capital is organized under the laws of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by the addition of the following:

On August 5, 2026, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with certain funds or investment vehicles advised, managed by, or otherwise affiliated with Oaktree Capital Management, L.P. (the "Oaktree Purchasers"), SFS Capital and Mat Ishbia (collectively, the "Ishbia Purchasers" and, together with the Oaktree Purchasers, the "Purchasers"), pursuant to which the Issuer issued and sold (i) to the Oaktree Purchasers (a) 1,500,000 shares of Series A-1 Preferred Stock, par value $0.0001 per share (the "Series A-1 Preferred Stock"), (b) warrants to purchase 150,000,000 shares of the Issuer's Class A common stock (the "Class A common stock") at $6.00 per share (the "Class A Warrants") and (c) warrants to purchase 150,000,000 shares of Class A common stock at $2.00 per share (the "Class B Warrants," and together with the Class A Warrants, the "Warrants") for aggregate consideration of $1.5 billion and (ii) to SFS Capital (a) 150,000 shares of Series A-2 Preferred Stock, par value $0.0001 per share (the "Series A-2 Preferred Stock," and together with the Series A-1 Preferred Stock, the "Series A Preferred Stock"), (b) Class A Warrants to purchase 15,000,000 shares of the Class A common stock and (c) Class B Warrants to purchase 15,000,000 shares of Class A common stock for aggregate consideration of $150,000,000, for aggregate consideration of $1.65 billion (the "Financing"). The Series A Preferred Stock is non-voting perpetual preferred stock. The Series A-2 Preferred Stock acquired by the Reporting Persons have the same terms as the Series A-1 Preferred Stock, except that the Series A-2 Preferred Stock is subordinate to the Series A-1 Preferred Stock in certain circumstances and does not carry with it the same governance rights and protective provisions. Each Warrant entitles the holder to purchase one share of Class A Stock and is exercisable at any time from and after issuance until the tenth anniversary of the closing date, except that the exercise of the Warrants issued to SFS Capital are subject to approval by the Issuer's stockholders pursuant to the rules of the New York Stock Exchange.

The source of funds used by SFS Capital to acquire the Series A-2 Preferred Stock and Warrants pursuant to the Securities Purchase Agreement was personal and/or working capital and other funds of the Reporting Persons and their affiliates.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 99.2 to this Amendment and is incorporated herein by reference.

The description of the terms of the Certificate of Designation of the Series A-2 Preferred Stock (the "Series A-2 Certificate of Designation") and Warrants are described in the Company's Current Report on Form 8-K filed with the SEC on August 6, 2026, and is incorporated herein by reference. Copies of the Series A-2 Certificate of Designation, the Class A Warrant Agreement and the Class B Warrant Agreement are filed as Exhibits 99.3, 99.4 and 99.5, respectively, to this Amendment and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by the addition of the following:

The information contained above in Item 3 of this Amendment is incorporated herein by reference.

Backstop Agreement

In connection with the closing of the Financing, on August 5, 2026, the Issuer, Mat Ishbia, and SFS Capital (together with Mat Ishbia, the "Ishbia Support Parties"), and the Oaktree Purchasers entered into the Support and Backstop Purchase Agreement (the "Backstop Agreement"), pursuant to which the Issuer has agreed to raise cash proceeds of at least $400,000,000 from the sale of 200,000,000 shares of Class A Stock through a registered rights offering by the Issuer (the "Rights Offering"). Pursuant to the Backstop Agreement, the Rights Offering will have a record date of October 2, 2026, is expected to commence on October 5, 2026, and expire at 5:00 p.m. Eastern Time on November 12, 2026, and will provide the Issuer's stockholders with the right to acquire 200,000,000 shares of Class A Stock at a price equal to the greater of $2.00 per share or 85% of the 10-day VWAP ending on the third trading day immediately prior to the expiration of the Rights Offering.

To the extent that the Issuer does not raise at least $400 million in the Rights Offering (such deficit the "Unfunded Amount"), (i) the Oaktree Purchasers shall have the right, exercisable in their sole and absolute discretion, to purchase securities from the Issuer up to the Unfunded Amount, and (ii) to the extent that there is any Unfunded Amount after any Oaktree Purchaser purchases securities from the Issuer up to the Unfunded Amount, the Ishbia Support Parties have committed to purchase securities from the Issuer for such remaining Unfunded Amount. Both the Oaktree Purchasers and the Ishbia Support Parties may purchase securities from the Issuer through either (at their election) (x) shares of Class A Stock, at the same price as was available in the Rights Offering or (y) junior perpetual non-convertible preferred stock with terms substanially similar to the terms of the Series A-2 Preferred Stock, except that it is further subordinated to the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, and, with respsect to this clause (y) only, an equal amount of Class A Warrants and Class B Warrants for aggregate number of warrants equal to 20% of principal amount of such preferred stock.

The foregoing description of the Backstop Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Backstop Agreement, a copy of which is filed as Exhibit 99.6 to this Amendment and is incorporated herein by reference.

Investor Rights Agreement

In connection with the closing of the Financing, on August 5, 2026, the Issuer, UWM Holdings, LLC ("Holdings LLC"), the Oaktree Purchasers and SFS Capital entered into an Investor Rights Agreement (the "Investor Rights Agreement"), pursuant to which, among other things, the Oaktree Purchasers, but not SFS Capital, are provided certain governance rights.

The Investor Rights Agreement also includes the Issuer's agreement to file a registration statement within 45 days following the date thereof registering the resale of the Warrants and the shares of Class A Stock issuable upon exercise of such Warrants. SFS Capital also has certain demand and piggyback registration rights with respect to the shares of Series A-2 Preferred Stock and Warrants acquired pursuant to the Securities Purchase Agreement, the Warrant Agreements or the Backstop Agreement.

The Investor Rights Agreement also restricts SFS Capital from transferring any shares of Series A-2 Preferred Stock held by it during the term of the Support Agreement (as defined below) or to competitors of the Issuer.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 99.7 to this Amendment and is incorporated herein by reference.

Support Agreement

In connection with the closing of the Financing, on August 5, 2026, the Issuer, Holdings LLC, the Reporting Persons and the Oaktree Purchasers entered into a Support Agreement (the "Support Agreement"). Pursuant to the Support Agreement, until the Oaktree Purchasers own less than 25% of the Series A-1 Preferred Stock acquired pursuant to the Securities Purchase Agreement (the "Restricted Period"), the Reporting Persons are restricted from transferring their shares of Series A-2 Preferred Stock held by them to any person other than a Reporting Person. In addition, upon the occurrence of earlier of Special Event of Noncompliance (as defined in the Series A-1 Certificate of Designation) or the seventh anniversary of the original issue date (upon commencement, the "Liquidity Period"), the Reporting Persons agreed to cooperate with, and support, any transaction (which may include a securities issuance, asset sale, recapitalization, or other financing transaction) designed to provide liquidity to the holders of the Series A-1 Preferred Stock (a "Liquidity Transaction") which is approved by the Oaktree Purchasers. In addition, during the Restricted Period, the Reporting Persons agreed to certain covenants for the benefit of the Oaktree Purchasers, including covenants not to solicit or hire certain employees of the Issuer and its subsidiaries, not to compete with the Issuer's business within the United States, to maintain the confidentiality of the Issuer's information, and not to disparage the Issuer or its subsidiaries, the Oaktree Purchasers or their respective affiliates. Upon the commencement of a Liquidity Period, the Reporting Persons irrevocably grants to and appoints the Oaktree Purchasers or their designee as their proxy and attorney-in-fact to (x) vote the applicable equity interests held by such Reporting Person, and (y) grant a consent or approval in respect of such equity interests in connection with any meeting of the equityholders or any action by written consent in lieu of a meeting of the equityholders with respect to a Liquidity Transaction.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 99.8 to this Amendment and is incorporated herein by reference.

Tax Receivable Amendment

In connection with the closing of the Financing, on August 5, 2026, the Issuer and SFS Corp. amended and restated (the "TRA Amendment") the Tax Receivable Agreement, dated January 21, 2021 (as amended, the "Tax Receivable Agreement"). Pursuant to the TRA Amendment, the Tax Receivable Agreement was amended and restated to (i) replace LIBOR with a term SOFR-based rate as the reference rate, (ii) carve out the Company's ownership of the Preferred Units from the Hypothetical Tax Liability and the actual tax liability calculations, and (iii) update references to the limited liability company agreement of Holdings LLC to reflect the Third A&R LLC Agreement.

Except as modified by the TRA Amendment, all other material terms of the Tax Receivable Agreement remain in full force and effect.

The foregoing description of the TRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the TRA Amendment, a copy of which is filed as Exhibit 99.9 to this Amendment and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) of Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:

As of the date hereof, SFS Corp. directly holds an aggregate of 1,261,862,603 shares of Class D Stock which are convertible or exchangeable, along with the Class B Units in Holdings LLC, into shares of Class A Stock. Each share of Class D Stock is entitled to ten votes and each share of Class A Stock is entitled to one vote. SFS Corp. owns all of the outstanding shares of Class D Stock. Mat Ishbia by virtue of being the trust advisor of the Trust with the right to direct the voting and disposition of the securities of the Issuer held by SFS Corp., is deemed to beneficially own the shares of Class A Stock beneficially owned directly by SFS Corp. that are issuable upon conversion or exchange of the Class D Stock. Mat Ishbia and SFS Corp. each share the power to vote or dispose of the Class A Stock and Class D Stock SFS Corp. beneficially owns.

By virtue of being the manager of SFS Capital, Mat Ishbia is deemed to beneficially own the shares of Class A Stock beneficially owned by SFS Capital. Mat Ishbia and SFS Capital each share the power to vote or dispose of the Class A Stock SFS Capital beneficially owns.

As of the date hereof, Mat Ishbia beneficially owns 1,297,097,115 shares of Class A Stock consisting of (i) shared voting and dispositive power of 1,261,862,603 shares of Class A Stock that are issuable upon conversion or exchange of the Class D Stock held by SFS Corp., (ii) shared voting and dispositive power of 30,000,000 shares of Class A Stock issuable upon exercise of the Warrants held by SFS Capital; and (iii) 5,234,512 shares of Class A Stock held directly by Mat Ishbia in his individual capacity and as trustee. The aggregate of 1,297,097,115 shares of Class A Stock beneficially owned by Matt Ishbia represents 79.4% of the outstanding shares of Class A Stock based upon 342,266,194 shares of Class A Stock outstanding as of August 4, 2026. However, due to the voting limitation contained in the Issuer's Certificate of Incorporation which provides that, in no event shall a holder of common stock of the Issuer be entitled to vote in excess of 79% of the voting power of the holders of the outstanding shares of all capital stock of the Issuer then voting together as a single class on such matter (the "Voting Limitation"), Mat Ishbia holds 79% of the voting power of the capital stock of the Issuer through the ownership by SFS Corp. of 100% of the Class D Stock, which has ten votes per share. Without the Voting Limitation, Matt Ishbia would hold 97.6% of the voting power of the capital stock of the Issuer.

As of the date hereof, SFS Corp. beneficially owns 1,261,862,603 shares of Class A Stock that are issuable upon conversion or exchange of the Class D Stock held by SFS Corp, with respect to which it shares voting and dispositive power with Mat Ishbia. The 1,261,862,603 shares of Class A Stock beneficially owned by SFS Corp. represent 78.7% of the outstanding shares of Class A Stock based upon 342,266,194 shares of Class A Stock outstanding as of August 4, 2026, and due to the Voting Limitation, 79% of the voting power of the capital stock of the Issuer. Without the Voting Limitation, SFS Corp. would hold 97.4% of the voting power of the capital stock of the Issuer.

As of the date hereof, SFS Capital beneficially owns 30,000,000 shares of Class A Stock issuable upon exercise of the Warrants, with respect to which it shares voting and dispositive power with Mat Ishbia, as the Manager of SFS Capital. The 30,000,000 shares of Class A Stock beneficially owned by SFS Capital represent 8.1% of the outstanding shares of Class A Stock based upon 342,266,194 shares of Class A Stock outstanding as of the date hereof. The Warrants are not exercisable until the Issuer obtains stockholder approval of the exercise of such Warrants pursuant to the rules of the New York Stock Exchange. However, as SFS Corp. holds 79% of the voting power of the capital stock of the Issuer, approval of the exercise of the Warrants is assured and the Reporting Persons intend to consent to the approval of the exercise of the Warrants and cause the Issuer to disseminate an Information Statement on Schedule 14C to the Issuer's stockholders to notify them of such consent. Additionally, exercise of the Warrants is subject to a 4.99% blocker.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paragraphs (b) of Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:

As of the date hereof, SFS Corp. directly holds an aggregate of 1,261,862,603 shares of Class D Stock which are convertible or exchangeable, along with the Class B Units in Holdings LLC, into shares of Class A Stock. Each share of Class D Stock is entitled to ten votes and each share of Class A Stock is entitled to one vote. SFS Corp. owns all of the outstanding shares of Class D Stock. Mat Ishbia by virtue of being the trust advisor of the Trust with the right to direct the voting and disposition of the securities of the Issuer held by SFS Corp., is deemed to beneficially own the shares of Class A Stock beneficially owned directly by SFS Corp. that are issuable upon conversion or exchange of the Class D Stock. Mat Ishbia and SFS Corp. each share the power to vote or dispose of the Class A Stock and Class D Stock SFS Corp. beneficially owns.

By virtue of being the manager of SFS Capital, Mat Ishbia is deemed to beneficially own the shares of Class A Stock beneficially owned by SFS Capital. Mat Ishbia and SFS Capital each share the power to vote or dispose of the Class A Stock SFS Capital beneficially owns.

As of the date hereof, Mat Ishbia beneficially owns 1,297,097,115 shares of Class A Stock consisting of (i) shared voting and dispositive power of 1,261,862,603 shares of Class A Stock that are issuable upon conversion or exchange of the Class D Stock held by SFS Corp., (ii) shared voting and dispositive power of 30,000,000 shares of Class A Stock issuable upon exercise of the Warrants held by SFS Capital; and (iii) 5,234,512 shares of Class A Stock held directly by Mat Ishbia in his individual capacity and as trustee. The aggregate of 1,297,097,115 shares of Class A Stock beneficially owned by Matt Ishbia represents 79.4% of the outstanding shares of Class A Stock based upon 342,266,194 shares of Class A Stock outstanding as of August 4, 2026. However, due to the voting limitation contained in the Issuer's Certificate of Incorporation which provides that, in no event shall a holder of common stock of the Issuer be entitled to vote in excess of 79% of the voting power of the holders of the outstanding shares of all capital stock of the Issuer then voting together as a single class on such matter (the "Voting Limitation"), Mat Ishbia holds 79% of the voting power of the capital stock of the Issuer through the ownership by SFS Corp. of 100% of the Class D Stock, which has ten votes per share. Without the Voting Limitation, Matt Ishbia would hold 97.6% of the voting power of the capital stock of the Issuer.

As of the date hereof, SFS Corp. beneficially owns 1,261,862,603 shares of Class A Stock that are issuable upon conversion or exchange of the Class D Stock held by SFS Corp, with respect to which it shares voting and dispositive power with Mat Ishbia. The 1,261,862,603 shares of Class A Stock beneficially owned by SFS Corp. represent 78.7% of the outstanding shares of Class A Stock based upon 342,266,194 shares of Class A Stock outstanding as of August 4, 2026, and due to the Voting Limitation, 79% of the voting power of the capital stock of the Issuer. Without the Voting Limitation, SFS Corp. would hold 97.4% of the voting power of the capital stock of the Issuer.

As of the date hereof, SFS Capital beneficially owns 30,000,000 shares of Class A Stock issuable upon exercise of the Warrants, with respect to which it shares voting and dispositive power with Mat Ishbia, as the Manager of SFS Capital. The 30,000,000 shares of Class A Stock beneficially owned by SFS Capital represent 8.1% of the outstanding shares of Class A Stock based upon 342,266,194 shares of Class A Stock outstanding as of the date hereof. The Warrants are not exercisable until the Issuer obtains stockholder approval of the exercise of such Warrants pursuant to the rules of the New York Stock Exchange. However, as SFS Corp. holds 79% of the voting power of the capital stock of the Issuer, approval of the exercise of the Warrants is assured and the Reporting Persons intend to consent to the approval of the exercise of the Warrants and cause the Issuer to disseminate an Information Statement on Schedule 14C to the Issuer's stockholders to notify them of such consent. Additionally, exercise of the Warrants is subject to a 4.99% blocker.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Schedule 13D amended by the addition of the following:

The information contained above in Item 3 of this Amendment is incorporated herein by reference.

On August 5, 2026, the Reporting Persons acquired shares of Series A-2 Preferred Stock and Warrants pursuant to the Securities Purchase Agreement, as described in Items 3 and 4 above, in a private placement exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D. The aggregate purchase price paid by SFS Capital for the Series A-2 Preferred Stock and Warrants was $150,000,000, and the price of the Series A-2 Preferred Stock was $1,000 per share. Except as described herein, no transactions in the Class A Stock were effected by the Reporting Persons during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The third paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

SFS has entered into two separate Collateral Assignment and Pledge of LLC Interests and Collateral agreements with JPMorgan Chase Bank, N.A. (the "Collateral Agreements") with respect to an aggregate of 653,792,940 Paired Interests which are pledged as collateral for loans issued to SFS or trusts that are shareholders of SFS Corp (the "Pledged Interests"). The Pledged Interests, which are convertible into Class A Stock only upon an event of default, secure five loans with principal amounts of $610 million, $605 million, $435 million, $225 million and $460 million which mature 2028, 2029, 2028, 2029 and 2030, respectively. The Collateral Agreements provide that SFS will continue to exercise all voting rights and receive all dividends with respect to the Paired Interests unless an event of default has occurred and is continuing. However, in no event, will the bank be entitled to exercise voting or dispositive rights over the Pledged Interests that would result in the bank holding beneficial ownership greater than 9.9% of the Class A Stock of the Issuer. The Collateral Agreements are subject to customary events of default and remedies.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The description in Items 3 and 4 of the following agreements are incorporated herein by reference: the Securities Purchase Agreement, the Series A-2 Certificate of Designation, the Warrant Agreements, the Backstop Agreement, the Investor Rights Agreement, the Support Agreement and the TRA Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement among the Reporting Persons, dated August 10, 2026.

Exhibit 99.2 - Securities Purchase Agreement, dated as of August 5, 2026, by and among the Issuer, the Oaktree Purchasers, Mat Ishbia, SFS Corp., and SFS Capital (incorporated by reference to Exhibit 10.24 to the Issuer's Current Report on Form 8-K filed on August 5, 2026).

Exhibit 99.3 - Certificate of Designation of Series A-2 Preferred Stock the Issuer (incorporated by reference to Exhibit 3.5 to the Issuer's Current Report on Form 8-K filed on August 5, 2026).

Exhibit 99.4 - Warrant Agreement (Class A Warrants), dated as of August 5, 2026, between the Issuer and Equiniti Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 4.13 to the Issuer's Current Report on Form 8-K filed on August 5, 2026).

Exhibit 99.5 - Warrant Agreement (Class B Warrants), dated as of August 5, 2026, between the Issuer and Equiniti Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 4.14 to the Issuer's Current Report on Form 8-K filed on August 5, 2026).

Exhibit 99.6 - Support and Backstop Purchase Agreement, dated as of August 5, 2026, by and among the Issuer, Mat Ishbia, SFS Capital, and the standby purchasers named therein (incorporated by reference to Exhibit 10.26 to the Issuer's Current Report on Form 8-K filed on August 5, 2026).

Exhibit 99.7 - Investor Rights Agreement, dated as of August 5, 2026, by and among the Issuer, UWM Holdings, LLC, and the investors named therein (incorporated by reference to Exhibit 10.25 to the Issuer's Current Report on Form 8-K filed on August 5, 2026).

Exhibit 99.8 - Support Agreement, dated as of August 5, 2026, by and among the Issuer, UWM Holdings, LLC, Mat Ishbia, SFS Corp., and the Oaktree Purchasers.

Exhibit 99.9 - Amended and Restated Tax Receivable Agreement, dated as of August 5, 2026, by and among SFS Corp. and the Issuer (incorporated by reference to Exhibit 10.27 to the Issuer's Current Report on Form 8-K filed on August 5, 2026).

## Signatures
- Mat Ishbia: /s/ Mat Ishbia, Mat Ishbia (08/10/2026)
- SFS Holding Corp.: /s/ Mat Ishbia, Mat Ishbia, Chief Executive Officer (08/10/2026)
- SFS Capital Group, LLC: /s/ Mat Ishbia, Mat Ishbia, Manager (08/10/2026)